Filed pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 10 DATED MAY 18, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplement No. 8, Supplement No. 9 and this Supplement No. 10.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 6
Our Properties	S – 8
Management	S – 9
Selected Financial Data	S – 10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 11
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Marriott,” “Courtyard by Marriott” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” means Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn” and “Homewood Suites” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” means Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of April 25, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	44,816,343	492,979,780	443,681,813

Total	49,578,248	$542,979,780	$488,681,813

RECENT DEVELOPMENTS

On April 8, 2005, we entered into a purchase contract for the purchase of five hotels currently under construction, three of which are in Connecticut and two of which are in New Jersey. On April 11, 2005, the required purchase deposit in the aggregate amount of $2,500,000 was paid to the sellers. There can be no assurance that a purchase of any of these hotels will be completed. If all hotels are purchased, the aggregate gross purchase price would be $72,000,000 (including an additional $1,000,000 amount payable if all five hotels are purchased on or before August 1, 2005).

On April 21, 2005, we closed on the purchase of a hotel in Foothill Ranch, California for a gross purchase price of $7,400,000. This purchase had been previously described as a probable event in earlier supplements.

On May 6, 2005, we closed on the purchase of an additional hotel in Fort Worth, Texas for a gross purchase price of $17,000,000. (The effective date of this purchase for certain accounting, rent pro-ration and other purposes was prior to the closing).

On May 9, we closed on the purchase of a hotel in Boulder, Colorado for a gross purchase price of $30,000,000.

The deposit under the recent purchase agreement and the aggregate purchase price for the three recently purchased hotels was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $1,088,000, representing 2% of the aggregate gross purchase price for the recently purchased hotels, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of these recent purchases, we currently own a total of 18 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview

The three recently purchased hotels are owned by our wholly-owned subsidiaries. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, purchasers, lessees and managers for our recently purchased hotels (with additional hotel information provided in a following section):

Hotel (a)	Franchise (b)	Purchaser/Lessor	Lessee	Manager (c)
Foothill Ranch, California	Hampton Inn	Apple Six Foothill Ranch, Inc.	Apple Six Foothill Services, Inc.	Stonebridge Realty Advisors, Inc.

Fort Worth, Texas	Residence Inn	Apple Six Hospitality Texas, L.P.	Apple Six Services II, L.P.	Texas Western Management Partners, L.P.

Boulder, Colorado	Marriott	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	White Lodging Services Corporation

Note for Table:

(a)	Hotels are listed in order of closing date.
(b)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(c)	The Foothill Ranch and Fort Worth hotels were purchased from an affiliate of the applicable manager.

We have no relationship or affiliation with the hotel sellers or the managers, except for the relationship resulting from our acquisitions, the management agreements and any related documents.

Assumption of Loan

With regard to the hotel in Foothill Ranch, California, we caused Apple Six Foothill Ranch, Inc. (our wholly-owned subsidiary and the purchaser of the hotel) to assume an existing loan that remains secured by the hotel. On the date of purchase, the outstanding principal balance of the loan was $4,501,713. We do not consider this amount material in view of our operations and assets. The loan has a maturity date of August 1, 2011. The loan documents provide for a fixed annual rate of interest equal to 8.06%. Loan payments of principal and interest (on an amortized basis) are due on a monthly schedule.

(Remainder of Page is Intentionally Blank)

SUMMARY OF CONTRACTS

Purchase Contract for Five Hotels

We caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to enter into the purchase contract, as the purchaser, for the following hotels:

Hotel Under Contract	Franchise	No. of Rooms	Seller
Wallingford, Connecticut	Homewood Suites	104	Briad Lodging Group Wallingford, LLC
Somerset, New Jersey	Homewood Suites	123	Briad Lodging Group Somerset, LLC
Mt. Olive, New Jersey	Residence Inn	123	Briad Lodging Group Mt. Olive, LLC
Farmington, Connecticut	Courtyard by Marriott	119	Briad Lodging Group Hartford, LLC
Rocky Hill, Connecticut	Residence Inn	96	Briad Lodging Group Rocky Hill, LLC

All of the sellers are affiliated with each other. We are not affiliated with any of the sellers. The purchase contract required a deposit of $500,000 for each hotel within two business days of execution of the purchase contract for an aggregate amount of $2,500,000. The required deposit was made on April 11, 2005 and was funded by our ongoing offering of units. The deposit is now non-refundable, except in the case of a default by the seller or a termination by us due to a seller’s failure to satisfy a necessary condition, and will be credited toward the purchase price of each property at the time of closing.

As a part of the purchase contract, each seller has agreed to assign its interest in its existing franchise agreement with the respective franchisor stated in the table above to our purchasing subsidiary at the time of closing, and our purchasing subsidiary has agreed to assume all of the obligations of each seller under the respective franchise agreements. In addition, at the time of closing, any existing management agreements for the hotels will be terminated and our purchasing subsidiary, or one of its wholly-owned subsidiaries, will enter into new management agreements with other third-party management companies for the hotels.

There are a number of closing conditions which must be met prior to or at the closing for each hotel. They include but are not limited to the following: completion of construction of the hotels; the seller having performed and complied in all material respects with the covenants under the purchase contract; all third party consents having been obtained; the applicable franchise agreement shall have been assigned; and a new management agreement shall have been executed for the property. If a condition to purchase is not satisfied, then our purchasing subsidiary can terminate the contract as to all hotels not already purchased (and receive a return of the deposits for those hotels), or can terminate the contract as to the hotel affected by the failure to satisfy the condition (and receive a return of the deposit for the hotel). Accordingly, there is no assurance that any of the hotels will actually be acquired. It is also possible that one or more, but fewer than all, of the hotels listed above will ultimately be acquired.

Hotel Lease Agreements

Each of the three recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Foothill Ranch, California	Hampton Inn	$662,243	April 21, 2005
Fort Worth, Texas	Residence Inn	$1,808,700	April 13, 2005
Boulder, Colorado	Marriott	$2,198,923	May 9, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting guest rents for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the hotel in Foothill Ranch, California, which is franchised by Hilton Hotels Corporation or one of its affiliates, there is a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

With respect to the recently purchased hotels in Texas and Colorado, there is a relicensing franchise agreement between the wholly-owned subsidiary we used as the lessee of the hotel and Marriott International, Inc., or one of its affiliates. In addition, we have separately guaranteed the payment and performance of the lessee under the relicensing franchise agreement.

Owner Agreements

With respect to the recently purchased hotels in Texas and Colorado, there is a separate owner agreement between the applicable manager, purchaser and lessee. The owner agreement generally provides that the purchaser (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related management agreement or relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under the related management agreement or relicensing franchise agreement for the hotel.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the three recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Foothill Ranch, California	Hampton Inn	84	7,400,000	79 - 112	5,709,000
Fort Worth, Texas	Residence Inn	150	17,000,000	129 - 169	15,179,000
Boulder, Colorado	Marriott	157	30,000,000	149 - 189	25,024,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Foothill Ranch, California	Hampton Inn	71%	73%	79%	67%	66%
Fort Worth, Texas	Residence Inn	—	—	—	—	—
Boulder, Colorado	Marriott	71%	66%	70%	69%	63%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Foothill Ranch, California	Hampton Inn	$63	$62	$64	$57	$58
Fort Worth, Texas	Residence Inn	—	—	—	—	—
Boulder, Colorado	Marriott	131	115	116	119	109

Note for Table 2:

(a)	Operating information is presented for the last five years. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. The Fort Worth hotel opened in May 2005. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year	Real Property Tax Rate (c)	Real Property Tax
Foothill Ranch, California	Hampton Inn	2004 (b)	1.2240%	$47,436
Fort Worth, Texas	Residence Inn	2004 (a)	3.1902%	319,027
Boulder, Colorado	Marriott	2004 (a)	70.2330%	331,057

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

MANAGEMENT

At its Annual Meeting on May 12, 2005, the Company’s Board of Directors confirmed Bryan F. Peery’s title as “Chief Financial Officer.” Mr. Peery had previously been elected as the Company’s Chief Accounting Officer and in such capacity had served as the Company’s chief financial officer. The change in his title to Chief Financial Officer did not reflect any change in his responsibilities and duties. Mr. Peery is also a Senior Vice President and the Treasurer of the Company. Information regarding Mr. Peery was contained in Supplement No. 9 to our prospectus.

At its Annual Meeting, the Board of Directors also elected David P. Buckley as the Company’s General Counsel. Mr. Buckley is also a Senior Vice President of the Company. The following provides additional information on Mr. Buckley:

David Buckley. Mr. Buckley, 37, is Senior Vice President and General Counsel for the Company. Mr. Buckley first became an officer of the Company in 2005. He also serves as Senior Vice President and General Counsel for Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc. From 1999 to 2005, Mr. Buckley was an associate with McGuireWoods LLP, a full-service law firm headquartered in Richmond, Virginia. Mr. Buckley holds a Juris Doctor degree, Cum Laude, from the University of Richmond, Richmond, Virginia, a Master of Urban and Regional Planning degree from Virginia Commonwealth University, Richmond, Virginia and a Bachelor of Science degree in Industrial Technology from the University of Massachusetts Lowell, Lowell, Massachusetts.

SELECTED FINANCIAL DATA

Three Months Ended March 31, 2005
(in thousands except per share and statistical data)
Revenues:
Room revenue	$10,222
Other revenue	1,685

Total revenue	11,907
Expenses:
Hotel expenses	6,861
Taxes, insurance and other	597
General and administrative	523
Depreciation	1,299
Interest and other expenses, net	(484)

Total expenses	8,796

Net income	$3,111

Per Share
Earnings per common share	$0.08
Distributions paid to common shareholders	$0.22
Weighted-average common shares outstanding—basic and diluted	38,960

Balance Sheet Data
Cash and cash equivalents	$210,213
Investment in hotels, net	$223,900
Total assets	$443,541
Notes payable-secured	$12,041
Shareholders' equity	$431,110

Other Data
Cash flow from:
Operating activities	$2,663
Investing activities	$(37,987)
Financing activities	$102,747
Number of hotels owned at end of period	15

Funds From Operations Calculation
Net income	$3,111
Depreciation	1,299

Funds from operations (a)	$4,410
FFO per share	$0.11

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the period ended March 31, 2005)

Overview

Apple REIT Six, Inc. (together with its wholly owned subsidiaries, the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, and the first hotel was acquired on May 28, 2004. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries. All intercompany accounts and transactions have been eliminated. The performance of the Company’s hotels can be influenced by many factors, including local hotel competition, local and national economic conditions and the performance of the individual managers assigned to its hotels. In evaluating financial condition and operating performance, the most important items on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below.

Hotels Owned

As of March 31, 2005, the Company owned a total of 15 hotels, with a total of 1,910 rooms. The following table summarizes the location, brand, manager, date acquired, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Manager	Date Acquired	Gross Purchase Price	Rooms
Ft. Worth, TX	Springhill Suites	Marriott	05/28/04	$13,340	145
Myrtle Beach, SC	Courtyard	Marriott	06/08/04	9,200	135
Redmond, WA	Marriott	Marriott	07/07/04	64,000	262
Anchorage, AK	Hilton Garden Inn	Stonebridge	10/12/04	18,900	125
Anchorage, AK	Homewood Suites	Stonebridge	10/12/04	13,200	122
Arcadia, CA	Hilton Garden Inn	Stonebridge	10/12/04	12,000	124
Arcadia, CA	Springhill Suites	Stonebridge	10/12/04	8,100	86
Glendale, CO	Hampton Inn & Suites	Stonebridge	10/12/04	14,700	133
Lakewood, CO	Hampton Inn	Stonebridge	10/12/04	10,600	170
Lake Forest, CA	Hilton Garden Inn	Stonebridge	10/12/04	11,400	103
Phoenix, AZ	Hampton Inn	Stonebridge	10/12/04	6,700	99
Anchorage, AK	Hampton Inn	Stonebridge	03/14/05	11,500	101
Bakersfield, CA	Hilton Garden Inn	Hilton	03/18/05	11,500	120
Tallahassee, FL	Hilton Garden Inn	Hilton	03/18/05	10,850	99
Lake Mary, FL	Courtyard	Stonebridge	03/18/05	6,000	86

			Total	$221,990	1,910

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries (collectively, the “lessee”) under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $4.4 million, as a commission to Apple Six Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s Chairman, Chief Executive Officer and president, Glade M. Knight.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Results of Operations

During the period from January 20, 2004 to May 27, 2004, the Company owned no properties, had no revenue and was engaged in initial capital-raising activities. Operations commenced on May 28, 2004, when the company purchased its first hotel in Ft. Worth, Texas. As a result, a comparison to the first quarter of 2004 would not be meaningful.

In general, performance at the Company’s hotels have met expected financial results. Hotel performance is impacted by many factors including the economic conditions in the United States, as well as each locality. As a result, there can be no assurance that the Company’s operating performance will continue to meet expectations in the future.

Revenues

The Company’s principal source of revenue is hotel room revenue and related other revenue. For the period ended March 31, 2005, the Company had total revenues of $11.9 million. For the period ended March 31, 2005, the hotels achieved average occupancy of 68%, an average daily rate (“ADR”) of $105 and revenue per available room (“RevPAR”) of $71. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. RevPAR is expected to increase as newly opened properties gain market share.

For the period ended March 31, 2005, the Company had interest income of $0.6 million. Interest income represents earnings on excess cash invested in short term money market instruments.

Expenses

For the period ended March 31, 2005, hotel operating expenses totaled $6.9 million or 57.6% of total revenue. This percentage is expected to decrease as revenues for newly opened properties ramp up.

Taxes, insurance, and other expenses for the period ended March 31, 2005 were $0.6 million or 5% of total revenue.

General and administrative expense for the period ended March 31, 2005 was $0.5 million or 4% of total revenue. The Company anticipates this percentage to decrease as the Company’s asset base grows. The principal components of general and administrative expense are advisory fees, legal fees, accounting fees and reporting expense.

Depreciation expense for the period ended March 31, 2005 was $1.3 million. Depreciation expense represents expense of the Company’s 15 hotels and related personal property for their respective periods owned.

Interest expense for the period ended March 31, 2005 was $0.2 million. Interest expense arose from debt assumed with the acquisition of the Hampton Inn & Suites in Glendale, Colorado and the Hampton Inn in Anchorage, Alaska.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on January 20, 2004 through March 31, 2005, the Company incurred costs of approximately $50.9 million related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of March 31, 2005, the Company has closed on a total of 45,257,882 Units, representing gross proceeds and proceeds net of selling, marketing fees, and other costs of approximately $495.5 million and $444.5 million, respectively.

Through March 31, 2005, the Company has paid distributions totaling approximately $17.8 million which were paid monthly at a rate of $0.073 per share. The Company had its first investor closing on April 23, 2004 and acquired its first hotel on May 28, 2004. Due to this inherent delay between raising capital and investing that same capital in income producing real estate, the Company had significant amounts of cash earning interest at short term money market rates. As a result, a significant portion of the distributions have been a return of capital. The Company intends to continue paying dividends on a monthly basis at an annual rate of 8%. However, since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of the distributions at this rate.

The Company intends to acquire real estate properties with its available cash. Although the Company is currently performing due diligence on several possible acquisitions, the timing of finding suitable properties is dependant upon many external factors and there can be no assurances as to the length of time to utilize all proceeds of its best-efforts offering for investment in real estate. The Company’s proceeds raised and not invested in real estate are held as cash or cash equivalents.

The company has entered into purchase contracts for ten additional hotels. Eight of the ten hotels are under construction and should be completed over the next nine months. The other two hotels are expected to close in the first half of 2005. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Rooms	Gross Purchase Price
Foothill Ranch, CA	Hampton Inn	84	$7,400
Laredo, TX	Residence Inn	109	11,445
Laredo, TX	Homewood Suites	105	10,500
Houston, TX	Residence Inn	130	13,600
Boulder, CO	Marriott	157	30,000
Somerset, NJ	Homewood Suites	123	(a	)
Mount Olive, NJ	Residence Inn	123	(a	)
Wallingford, CT	Homewood Suites	104	(a	)
Rocky Hill, CT	Residence Inn	96	(a	)
Farmington, CT	Courtyard	119	(a	)

	Total	1,150	$143,945

(a)	The gross purchase price for these five hotels is $71 million. However, the gross purchase price has yet to be allocated to the individual hotels.

Related Party Transactions

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of March 31, 2005, payments to ASRG for services under the terms of this contract have totaled $4.4 million, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. ASA utilizes Apple Hospitality Two, Inc. to provide these services. Expenses related to the ASA agreement, for the period ended March 31, 2005, totaled approximately $300,000.

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), ASRG and ASA. The Company’s Board of Directors is the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at its hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Subsequent Events

On April 15, 2005, the Company declared and paid $3.3 million or $.073 per share, in a distribution to its common shareholders.

In April 2005, the Company closed on an additional 4,320,366 Units, representing gross proceeds of $47.5 million and proceeds net of selling and marketing costs of $42.8 million.

On April 21, 2005, the Company closed on the purchase of a Hampton Inn hotel in Foothill Ranch, California, which contains 84 rooms and was in operation when acquired. The gross purchase price of the hotel was $7.4 million. In conjunction with this acquisition, the Company assumed debt in the amount of $4.5 million, which is secured by a first mortgage on the hotel.

Apple REIT Six, Inc.

Consolidated Balance Sheets

(unaudited)

(in thousands, except share data)

	March 31, 2005	December 31, 2004
ASSETS
Investment in real estate, net of accumulated depreciation of $3,180 and $1,881, respectively	$223,900	$184,084
Cash and cash equivalents	210,213	142,790
Restricted cash-furniture, fixtures and other escrows	4,320	2,570
Due from third party manager, net	2,837	1,103
Other assets, net	2,271	1,712

TOTAL ASSETS	$443,541	$332,259

LIABILITIES
Notes payable-secured	$12,041	$6,557
Accounts payable and accrued expenses	390	603

TOTAL LIABILITIES	12,431	7,160

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 45,257,882 and 34,019,692 shares, respectively	—	—
Series B convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 and 240,000 shares, respectively	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 45,257,882 and 34,019,692 shares, respectively	444,530	333,295
Distributions greater than net income	(13,444)	(8,220)

TOTAL SHAREHOLDERS’ EQUITY	431,110	325,099

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$443,541	$332,259

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statements of Operations

(unaudited)

(in thousands, except per share data)

	Three months ended March 31, 2005	For the period January 20, 2004 (initial capitalization) through March 31, 2004
Revenues:
Room revenue	$10,222	$—
Other revenue	1,685	—

Total revenue	11,907	—

Expenses:
Operating expense	3,320	—
Hotel administrative expense	1,157	—
Sales and marketing	924	—
Utilities	417	—
Repair and maintenance	404	—
Franchise fees	248	—
Management fees	391	—
Taxes, insurance and other	597	—
General and administrative	523	3
Depreciation expense	1,299	—

Total expenses	9,280	3

Operating income (loss)	2,627	(3)

Interest income	638	—
Interest expense	(154)	(3)

Net income (loss)	$3,111	$(6)

Basic and diluted income (loss) per common share	$0.08	$(629.00)

Weighted average shares outstanding—basic and diluted	38,960	—

Distributions declared per common share	$0.22	$—

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Apple REIT Six, Inc.

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Three months ended March 31, 2005	For the period January 20, 2004 (initial capitalization) through March 31, 2004
Cash flow from operating activities:
Net income / (loss)	$3,111	$(6)
Adjustments to reconcile to cash provided by operating activities:
Depreciation	1,299	—
Changes in operating assets and liabilities, net of amounts acquired/assumed:
Due from third party manager	(1,387)	—
Other assets	(85)	—
Accrued expenses	(275)	—

Net cash provided (used) by operating activities	2,663	(6)

Cash flow from investing activities:
Cash paid in acquisition of hotels	(36,462)	—
Cash paid for potential acquisition of hotels	(639)	—
Acquisition of other real estate	(508)	—
Capital improvements	(86)	—
Net increase in cash restricted for property improvements	(292)	—

Net cash used in investing activities	(37,987)	—

Cash flow from financing activities:
Payment of financing costs	(106)	—
Repayment of secured notes payable	(47)	—
Borrowings under a line of credit	—	400
Net proceeds from issuance of common stock	111,235	(156)
Cash distributions paid to shareholders	(8,335)	—

Net cash provided by financing activities	102,747	244

Increase in cash and cash equivalents	67,423	238

Cash and cash equivalents, beginning of period	142,790	24

Cash and cash equivalents, end of period	$210,213	$262

Supplement information:
Interest paid	$113	$3

Non-cash transactions:
Notes payable-secured assumed in acquisitions	$5,531	$—

See notes to consolidated financial statements.

Note: The company was formed on January 20, 2004 and commenced operations on May 28, 2004.

Notes to Consolidated Financial Statements (Unaudited)

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited financial statements included in its 2004 Annual Report on Form 10-K. Operating results for the period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the period ending December 31, 2005.

Note 2

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Six, Inc. (together with its wholly owned subsidiaries the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which began operations and acquired its first hotel on May 28, 2004, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries. All intercompany accounts and transactions have been eliminated.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

From the Company’s initial capitalization on January 20, 2004 through March 31, 2005, the Company incurred costs of approximately $50,925,443 related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of March 31, 2005, the Company has closed on a total of 45,257,882 Units, representing net proceeds of $444,530,304.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B convertible shares are not convertible based on market conditions, therefore, they are not included in earnings per common share until such time it becomes probable that such shares can be converted to common shares.

Comprehensive Income

The Company recorded no comprehensive income during the periods reported.

Stock Incentive Plans

As the exercise price of the Company’s stock options equals the market price of the underlying stock, the Company has not recognized any stock compensation expenses associated with its stock options during the period ended March 31, 2005 and 2004.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than January 1, 2006 by the Company. The Company is in the process of analyzing the impact of this new standard.

Note 3

Property Acquisitions

The Company purchased 4 hotels in the first quarter of 2005. The following table summarizes the location, brand, date acquired, number of rooms, gross purchase price and debt assumed for each hotel acquired. All dollar amounts are in thousands.

Location	Brand	Date Acquired	Rooms	Gross Purchase Price	Debt Assumed
Anchorage, AK	Hampton Inn	3/14/05	101	$11,500	$5,531
Bakersfield, CA	Hilton Garden Inn	3/18/05	120	11,500	—
Tallahassee, FL	Hilton Garden Inn	3/18/05	99	10,850	—
Lake Mary, FL	Courtyard	3/18/05	86	6,000	—

		Total	406	$39,850	$5,531

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $797,000, as a commission to Apple Six Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s Chairman, Chief Executive Officer and President, Glade M. Knight.

Stonebridge Realty Advisors, Inc., or one of its affiliates, will manage both the Hampton Inn Anchorage and the Courtyard Lake Mary. Hilton Hotels Corporation, or one of its affiliates, will manage the Hilton Garden Inn Bakersfield and the Hilton Garden Inn Tallahassee. The terms and fees of the four new management agreements are similar to the Company’s existing management agreements.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

As of March 31,2005, investment in real estate consisted of the following (in thousands):

Land	$36,633
Building and Improvements	181,621
Furniture, Fixtures and Equipment	8,826

227,080
Less Accumulated Depreciation	(3,180)

Investment in real estate, net	$223,900

The company has entered into purchase contracts for ten additional hotels. Eight of the ten hotels are under construction and should be completed over the next nine months. The other two hotels are expected to close in the first half of 2005. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, gross purchase price and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Brand	Rooms	Gross Purchase Price
Foothill Ranch, CA	Hampton Inn	84	$7,400
Laredo, TX	Residence Inn	109	11,445
Laredo, TX	Homewood Suites	105	10,500
Houston, TX	Residence Inn	130	13,600
Boulder, CO	Marriott	157	30,000
Somerset, NJ	Homewood Suites	123	(a	)
Mount Olive, NJ	Residence Inn	123	(a	)
Wallingford, CT	Homewood Suites	104	(a	)
Rocky Hill, CT	Residence Inn	96	(a	)
Farmington, CT	Courtyard	119	(a	)

	Total	1,150	$143,945

(a)	The gross purchase price for these five hotels is $71 million. However, the gross purchase price has yet to be allocated to the individual hotels.

Note 4

Related Parties

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of March 31, 2005, payments to ASRG for services under the terms of this contract have totaled $4.4 million, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

ASA utilizes Apple Hospitality Two, Inc. to provide these services. Expenses related to the ASA agreement, for the period ended March 31, 2005, totaled approximately $300,000.

Mr. Knight is also Chairman and CEO of Apple Hospitality Two, Inc. (a hospitality REIT), Apple Hospitality Five, Inc. (a hospitality REIT), ASRG and ASA. The Company’s Board of Directors is the same as Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc.

Note 5

Shareholders’ Equity

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value). Based on equity raised through March 31, 2005, if a triggering event had been probable, compensation expense would have ranged from $0 to $28.8 million which represent 2.6 million shares of common stock.

Note 6

Pro Forma Information

The following unaudited pro forma information for the three months ended March 31, 2005, is presented as if the acquisitions of the Company’s four new hotels occurred on January 1, 2005. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on January 1, 2005, nor does it purport to represent the results of operations for future periods.

For the period ended March 31, 2005 (in thousands, except per share data)
Hotel revenues	$14,118
Net income	$3,289
Net income per share-basic and diluted	$0.08

The pro forma information reflects adjustments for actual revenues and expenses of the four hotels acquired as of March 31, 2005 for the respective period in 2005 prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income was adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) depreciation has been adjusted based on the Company’s basis in the hotels; (3) interest expense has been adjusted to reflect the assumption of debt associated with acquisition of the Hampton Inn hotel in Anchorage, Alaska.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Note 7

Subsequent Events

On April 15, 2005, the Company declared and paid $3.3 million or $.073 per share, in a distribution to its common shareholders.

In April 2005, the Company closed on an additional 4,320,366 Units, representing gross proceeds of $47.5 million and proceeds net of selling and marketing costs of $42.8 million.

On April 21, 2005, the Company closed on the purchase of a Hampton Inn hotel in Foothill Ranch, California, which contains 84 rooms and was in operation when acquired. The gross purchase price of the hotel was $7.4 million. In conjunction with this acquisition, the Company assumed debt in the amount of $4.5 million, which is secured by a first mortgage on the hotel.